Exhibit 99.1

SECURITY HOLDINGS OF PARTICIPANTS

The following table sets forth information as to equity securities (Certificates of Proprietary Interest and Sub-share Certificates) beneficially owned directly or indirectly by the Trustees, nominees for trustee, and executive officers of Texas Pacific Land Trust, naming them individually and as a group, as of March 22, 2019. The percentage of beneficial ownership shown in the following table is based on 7,756,156 Sub-share Certificates outstanding as of March 22, 2019.

Title and Class(1)	Name of Beneficial Owner	Amount and Nature of Ownership on March 25, 2019	Percent of Class

Sub-share certificates	John R. Norris III	1,000	*
Sub-share certificates	David E. Barry	300	*
Sub-share certificates	Preston H. Young	--	--
Sub-share certificates	Tyler Glover	100	*
Sub-share certificates	Robert J. Packer	200	*
Sub-share certificates	All Trustees and Officers as a Group	1,600	*

*	Indicates ownership of less than 1% of the class.

(1)	The Certificates of Proprietary Interest and Sub-share Certificates are freely interchangeable in the ratio of one Certificate of Proprietary Interest for 3,000 Sub-shares or 3,000 Sub-shares for one Certificate of Proprietary Interest, and are deemed to constitute a single class. On March 22, 2019, no Trustee or executive officer was the beneficial owner, directly or indirectly, of any Certificates of Proprietary Interest.